nada.

John Green <[redacted]

Nada is opening a public investment round - act fast to reserve your spot

1 message

John Green, CEO from Cityfunds by Nada <[redacted]
Reply-To: [redacted]
To: [redacted]

Wed, Aug 16, 2023 at 7:45 PM

Hi there,

Exciting news! We have officially partnered with the Wefunder team to launch a new public investment opportunity allowing you to become part owner of Nada (the company that created Cityfunds). This means we are able to invite you, our users, to invest alongside the institutional venture capital funds that have already invested in Nada.

Nada has always been about community, we're built in the public for the public. In 2021, we raised ~$2M for Nada from nearly 4,000 individuals. Since then, we've gone on to raise another $7M+ from some amazing private VCs, like LiveOak Venture Partners, Revolution, Capital Factory, Sweater, 7BC, LFG, and more.

With all that support, we've accomplished a lot, here's a brief list:

- Obtained SEC-Qualification to raise $70M for Cityfunds
- Been featured in TechCrunch
- Finalist for Dallas Innovator of the Year (twice)
- Unlocked $3M+ in homeowner equity, since Aug '22
- Grew Cityfunds to $6M+ AUM, with 10k+ members, since Oct '22
- Invested in 70+ homes across 5 cities in 3 states
- Released the "Nada Finance" app to iOS and Google
- Partnered with Visa® to launch the first home-equity-backed debit card

We believe it is important to let the people that helped us, to date, have the opportunity to share in our growth. Many companies in our position would choose to stick with private VC funds only to take them to the next level. **We want to extend an invitation to you** to consider becoming an investor in Nada.

What this means is that you would share in our growth and profits in the same way an angel investor or financial institution would. For now, we are considering a small public round of $600k, based on investor demand we may consider increasing.

To ensure you have an opportunity, officially reserve your spot in this round here.

For now, we are only extending this invitation to our current users. So, **please do not share this link**.

RESERVE YOUR SPOT

By reserving your spot now, you will be the first to know when the opportunity is live and we are accepting new investments.

Onward,



John Green

CEO and Co-founder

Nada & Cityfunds

Linkedin | Nada.co